

June 6, 2011

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, New York 11553

> **Re: Arbor Realty Trust, Inc.**
> **Form 10-K for the year ended 12/31/2010**
> **Filed on 3/4/2011**
> **File No. 001-32136**

Dear Mr. Paul Elenio:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Business, page 1

Our Structured Finance Investments, page 7

1. We note the Internal Risk Rating and LTV ratio included in your tabular disclosure on page 105. In the appropriate section of your future Exchange Act periodic reports, please elaborate and provide a brief definition of your Internal Risk Rating. Also, please advise us how you measure your relative loss position for your mezzanine loans, junior participation loans, and preferred equity investments. We may have further comment.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   To the extent you consider adjusted book value to be key financial performance indicator, please disclose and reconcile in future Exchange Act periodic reports.

Significant Accounting Estimates and Critical Accounting Policies

Impaired Loans, Allowance for Loan Losses and Loss on Restructured Loans, page 46

3.   We note the significant increase in charge-offs for the year ended December 31, 2010.   In future Exchange Act periodic reports, please disclose how you define a confirmed loss for charge-off purposes.

Changes in Financial Condition, page 53

4.   In future Exchange Act periodic reports, please disclose the yield on assets acquired during the reporting period.

5.   We note that you refinanced or modified 24 loans totaling $334.7 million. In future Exchange Act periodic reports, to the extent that modification of loans decreased the yield on such loans based on their unmodified terms, please disclose the number of loans, the total principal, and the decrease in yield.

6.   We note the disclosure of real estate you acquired on page 54. To the extent that real estate owned becomes a material portion of your total assets in future reporting periods, please provide operating data for such properties, including lease expiration schedules and rental and occupancy rates.

CDOs, page 70

7.   Given the significance of your CDOs, please tell us what consideration was given to providing visibility into the nature of assets held in your various CDOs in future Exchange Act periodic reports. In this regard, please include a tabular presentation disclosing the face amount for each CDO and the underlying collateral composition, including the face value, fair value and credit rating as appropriate. In addition, to the extent you are aware of specific collateral at risk, please quantify those amounts. Please provide us with your proposed disclosure.

8.   Reference is made to footnote (1) in the table summarizing your CDO compliance tests. We note the principal balance of the assets used in the calculation may be

impacted by credit ratings. In future Exchange Act periodic reports, please discuss the impact of rating downgrades on your CDOs.

9.   In future Exchange Act periodic reports, please expand your MD&A to discuss trends in your overcollateralization ratios.

Management Agreement, page 77

10.   Under the revised management agreement with ACM, we note that your manager is entitled to an incentive fee that includes an adjustment for gains from the retirement and restructuring of debt. We also note that at various points in 2009 and 2010 that you repurchased bonds and junior subordinated notes from ACM and recorded a gain on those transactions. Please clarify if your manager received an incentive fee from the gains generated from the repurchases of debt from your manager or if gains included in the incentive fee calculation are limited to transactions with third parties. In addition, please tell us how you considered the guidance in ASC 470-50-40-2 as it relates extinguishment transactions between related entities.

Financial Statements and Notes

Consolidated Statements Of Operations, page 88

11.   We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 2 – Summary of Significant Accounting Policies

Impaired Loans, Allowance for Loan Losses and Loss on Restructured Loans, pages 95 – 96

12.   We note you assess the fair value of the underlying collateral securing your loans in determining the corresponding charge to the provision for loan losses.   Please clarify whether you obtain third party appraisals, utilize internal models and techniques such as discounted cash flows, or a combination of both in determining the fair value of the underlying collateral.   To the extent that appraisals are utilized, please tell us and expand future Exchange Act periodic reports to discuss how and when third party appraisals are obtained, the type of appraisal obtained such as "retail value" or "as is" value, and whether you make any adjustments to the appraisals and why.   If applicable, please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Note 3 – Loans and Investments, pages 102 – 109

13.   Please consider expanding future Exchange Act periodic reports to provide further analysis of your allowance for loan losses.   Specifically, please consider summarizing charge-offs and recoveries by asset class and presenting net charge-offs and ratio of net charge-offs during the period to average loans outstanding. Reference is made to Table IV – Summary of Loan Loss Experience of Industry Guide 3.

14.   Your risk factor disclosure on page 22 indicates that many of your commercial real estate loans are funded with interest reserves.   For these loans, please tell us and consider expanding disclosures in future Exchange Act periodic reports to disclose the following information.   In your response, please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

- Policy for recognizing interest income on these loans.
- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.
- Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes
- Your underwriting process for the loans with interest reserves and any specific differences in how you underwrite loans with interest reserves and those without interest reserves.
- Whether any of your loans with interest reserves are currently non-performing.

15.   We note you have modified certain loans and treated them as troubled debt restructurings.   Please quantify the total amounts of loans modified and the portion of those loans that were treated as troubled debt restructurings.   To the extent that all modifications were not troubled debt restructurings, please explain why.   In addition, please tell us and consider expanding future Exchange Act periodic reports to describe your loan modification programs.   Your discussion should include the triggers or factors you review to identify loans that you consider modifying, the significant terms modified and the typical length of each of the modified terms. In your response, please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Note 8 – Debt Obligations, page 123

Collateralized Debt Obligations, page 124

16.   We note that at various points you repurchased your investment grade CDOs at significant discounts. Tell us what consideration was given to providing enhanced disclosure of the actual tranches reacquired.

17.   Further to our previous comment, we note that in certain instances you recognized a
        gain upon the repurchase of your CDOs and then reissued them in exchange for junior
        subordinated notes and recorded an additional gain. In light of the subsequent
        reissuance, tell us how you considered both transactions an extinguishment. Advise
        us if the reacquisition of the CDOs were in contemplation of the exchange with the
        junior subordinated debt holders and if so, how that impacted your accounting. In
        general, tell us the accounting literature relied upon when recording the
        extinguishment or exchange in these transactions.

Notes Payable, page 131

18.   In June 2010, we note the Company closed on a discounted payoff agreement with
        Wachovia resulting in a gain of $158.4 million. Please clarify if the $176.2 million
        payoff was all cash. If it was a combination of cash, assets and equity instruments,
        quantify the amounts of each. Tell us whether this was a troubled debt restructuring,
        how you calculated the gain, and the accounting literature you relied upon. From a
        qualitative standpoint, please also advise us the nature of the assets underlying this
        transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551 - 3386 or Michael McTiernan at (202) 551 – 3852 with any other questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant